Exhibit 1.02

For More Information:

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631

CDC Games Announces Major New Upgrade to its Popular Legend of Mir 3 Online Game

BEIJING, Sept. 30, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online video games in China, announced the a major new upgrade to the popular Legend of Mir 3, a 2D fantasy-themed massive multiplayer online role-playing game (MMORPG), for gamers in China that is being rolled out now and over the next month until Oct. 31.

This upgrade, called Chapters of War, includes new quests and maps, merchandise, bosses, and a new user-friendly interface for the purchase of in-game merchandise which already has been rolled out. A new player class and new map will be added in late October. The new advanced quest system will allow players to track quests and the associated non-player characters (NPCs) on the map.

“With this major upgrade, we expect to see increased popularity for the Legend of Mir 3 with gamers,” said John Huen, chief operating officer of CDC Games. “This new upgrade offers gamers exciting siege warfare, easy intuitive interfaces, unique and fun merchandise, and a spellbinding quest system.”

Launched in 2003, Legend of Mir 3 has more than 25 million registered users. Developed by Wemade Entertainment, Legend of Mir 3 features martial arts style combat and users can choose between three unique character classes a powerful warrior that uses close combat skills, a skilled wizard that can cast an array of spells or a mystic Taoist with inner spiritual powers.

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 140 million registered users. CDC Games has also had approximately 11 million active users over the past 90 days, and over 30 million active users in the past 180 days. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Mir III, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the potential popularity of Legend of Mir 3 in China, the ability of CDC Games to launch and market the new upgrade of the game and the expected timing of the launch of the update, the potential success and popularity of the new upgrade in the market, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully Legend of Mir 3; (c) the future growth of the online games industry in the China market; and (d) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on form 20-F for the year ended December 31, 2007 filed on June 30, 2008 and as amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.